2032 Corte Del Nogal

Carlsbad, Ca 92011

January 27, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	AppTech Corp.
Registration Statement on Form 10-12G
Filed December 12, 2019
File No. 000-27569

To Whom it may Concern:

We note the receipt by AppTech Corp., a Wyoming corporation, of the comment letter dated January 8, 2020 from the staff of the Securities and Exchange Commission regarding the above-referenced From 10-12G. On behalf of AppTech Corp., we hereby provide the responses set forth below in the comments in the comment letter.

To assist the review, we have included the text of the comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the comments has been supplied by Apptech Corp.

Secure Text Payment System, page 6

1. You disclose that the Secure Text Payment System will be brought to market "soon." Your website suggests that you have a currently marketable product. To the extent the product is not yet marketable, please revise clearly to indicate as such and describe the current development status of the product.

Please refer to pages 2, 4 and 6 of the amended Form 10 regarding the current status of our Secure Text Payment System. We revised the content to clearly reflect the marketability and development status of the product. Additionally, we will update our website within the next 3 business days to accurately reflect the current status of the product.

Intellectual Property, page 8

2. You disclose that your intellectual property is critical to your business. Please revise to describe the nature and duration of the four patents held by the company. See Item 101(h)(vii) of Regulation S-K.

Please refer to pages 8 and 9 of the amended Form 10 regarding our intellectual property. We revised the importance of the patents, described the nature and duration of said patents and overviewed how the patents relate to our product(s).

2032 Corte Del Nogal

Carlsbad, Ca 92011

Key Operating Metrics, page 13

3. You disclose that Payment Volume and Payment Volume Attrition are your key operating metrics. Please quantify such metrics for each period. To the extent material, also disclose the number of customers for each period. We note your disclosure that one customer accounted for 40% and 35% of your total revenue for the nine months ended September 30, 2019 and December 31, 2018, respectively. Identify your significant customer and discuss the material terms of any agreement you have with them.

Please refer to page 13 of the amended Form 10 regarding our key operating metrics. We revised the content to quantify the metrics for each period. Further, please refer to page 13, 14 and 15 regarding the significant customer. The material terms are industry standard for ACH processing for similar merchants. We note the material terms within page 13 as well. We did not, however, disclose the specific rates in which we received due to the ability of competitors to use such information to their advantage.

We determined that the number of merchants for each period are immaterial. This conclusion was reach based on the fact that the number of customers is a component of our merchant payment volume metric.

Liquidity and Capital Resources, page 16

4. Please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time you will be able to conduct planned operations using currently available capital resources. Refer to Section IV of SEC Interpretative Release 33-8350 and Item 303(a) of Regulation S-K.

Please refer to page 16 regarding our liquidity and capital resources. We clearly indicated the timeframe we can conduct business using currently available capital resources and the minimum funding needed to remain in business for the next 12 months.

Emerging Growth Company, page 18

5. Please provide an analysis as to why you qualify as an emerging growth company and address whether you have previously sold common equity securities pursuant to a registration statement. We note that you registered shares of common stock in registration statements that went effective in 2003 and 2004.

2032 Corte Del Nogal

Carlsbad, Ca 92011

Upon further examination of the requirements to qualify for an emerging growth company, our company does not qualify as such. As a result, we have stricken any reference to our company as an emerging growth company.

Security Ownership of Certain Beneficial Owners and Management, page 19

6. Please separately disclose the beneficial ownership of the company's Preferred Stock. We note that there are 14 shares of your Series A Preferred Stock currently issued and outstanding, which are each convertible into 780 shares of common stock. Refer to Item 403 of Regulation S-K.

No beneficial owners or management own preferred stock. A footnote was created on page 19 noting this fact.

Directors and Executive Officers, page 20

7. Your website indicates that you have an Executive Vice President. Please ensure that you have provided the disclosure required for each executive officer, as defined in Rule 3b-7 of the Exchange Act, which includes, without limitation, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or any officer or person who performs a policy making function. See Item 401 of Regulation S-K.

Please refer to pages 19, 21 and 22 regarding the disclosure of our executive officers. The noted Executive Vice President, Virgil Llapitan, falls within Rule 3b-7 of the Exchange Act. Items 4, 5 and 6 of the Form 10 amendment have been updated to reflect this alteration.

Executive Compensation, page 22

8. Please disclose the compensation of the directors. Refer to Item 402(r) of Regulation S-K.

Please refer to page 22 regarding the compensation to directors. Payment, in the form of stock, has been disclosed within the summary compensation table.

Certain Relationships and Related Transactions, and Director Independence, page 23

9. Please revise to identify the related parties in each transaction that you discuss in this section. See Item 404(d) of Regulation S-K.

2032 Corte Del Nogal

Carlsbad, Ca 92011

Please refer to pages 22 and 23 regarding the identities of the related parties discussed. All related party transactions have been disclosed and the parties clearly identified under Item 7.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 25

10. Please disclose the number of holders of your common equity as of the latest practicable date. Please refer to Item 201(b)(1) of Regulation S-K.

Please refer to Item 9 on page 24 for the number of holders of common equity stock.

Recent Sales of Unregistered Securities, page 26

11. Please revise your disclosure to include all sales of securities in unregistered offerings to date, including any sales in the offering that was announced in the September 23, 2019 press release on your website. We note that you also entered into an agreement with a broker-dealer in January 2019 to engage in capital raising activities. Please clarify whether the January 2019 agreement is related to the September 2019 agreement with Maxim Group that was filed as Exhibit 10.4.

Please refer to Item 10 on page 25 for the up to date information regarding the sale of securities. Additionally, on page 25, we describe the relationship with our investment banker, their capital raising activities and any sales in the aforementioned offering.

Sincerely,

/s/ Luke D’Angelo
Luke D’Angelo
Interim CEO